UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                          (Amendment No. ___)*

                Touchstone Applied Science Associates, Inc.
                -------------------------------------------
                            (Name of Issuer)

          Series A Convertible Preferred Stock, $0.0001 par value
          -------------------------------------------------------
                    (Title of Class of Securities)

                               891546301
                               ---------
                            (CUSIP Number)

                           Donald W. Hughes
                    Camden Partners Holdings, LLC
                           500 Pratt Street
                              Suite 1200
                     Baltimore, Maryland  21202
                        Tel: (410) 878-6800

                             With a copy to:

                            Gregory J. Ewald
                Wilmer Cutler Pickering Hale and Dorr LLP
                            1600 Tysons Blvd.
                            McLean, VA  22102

      (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                               May 31, 2006
                               ------------
         (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  891546301

-------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS                           Richard M. Berkley
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

-------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)
        (b) [X]
-------------------------------------------------------------------------------

3.      SEC USE ONLY
-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS):             AF
-------------------------------------------------------------------------------

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E):  [   ]
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:   USA
-------------------------------------------------------------------------------

NUMBER OF               7.      SOLE VOTING POWER:                0
SHARES                  -------------------------------------------------------
BENEFICIALLY            8.      SHARED VOTING POWER:              1,666,667
OWNED BY                -------------------------------------------------------
EACH                    9.      SOLE DISPOSITIVE POWER:           0
REPORTING               -------------------------------------------------------
PERSON WITH             10.     SHARED DISPOSITIVE POWER:         1,666,667
-------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        1,666,667
-------------------------------------------------------------------------------

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      34.8%
-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):    IN
-------------------------------------------------------------------------------

CUSIP No.  891546301

-------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS           Camden Partners Strategic III, LLC
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b) [X]
-------------------------------------------------------------------------------

3.      SEC USE ONLY
-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS):     AF
-------------------------------------------------------------------------------

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E):  [   ]
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware
-------------------------------------------------------------------------------

NUMBER OF               7.      SOLE VOTING POWER:                0
SHARES                  -------------------------------------------------------
BENEFICIALLY            8.      SHARED VOTING POWER:              1,666,667
OWNED BY                -------------------------------------------------------
EACH                    9.      SOLE DISPOSITIVE POWER:           0
REPORTING               -------------------------------------------------------
PERSON WITH             10.     SHARED DISPOSITIVE POWER:         1,666,667
-------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        1,666,667
-------------------------------------------------------------------------------

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      34.8%
-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):    PN
-------------------------------------------------------------------------------

CUSIP No.  891546301

-------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS                    Camden Partners Strategic
                                                      Manager, LLC
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b) [X]
-------------------------------------------------------------------------------

3.      SEC USE ONLY
-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS):     AF
-------------------------------------------------------------------------------

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E):  [   ]
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware
-------------------------------------------------------------------------------

NUMBER OF               7.      SOLE VOTING POWER:                0
SHARES                  ------------------------------------------------------
BENEFICIALLY            8.      SHARED VOTING POWER:              1,666,667
OWNED BY                ------------------------------------------------------
EACH                    9.      SOLE DISPOSITIVE POWER:           0
REPORTING               ------------------------------------------------------
PERSON WITH             10.     SHARED DISPOSITIVE POWER:         1,666,667
------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        1,666,667
-------------------------------------------------------------------------------

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      34.8%
-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):    PN
-------------------------------------------------------------------------------

CUSIP No.  891546301

-------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS                    Camden Partners Strategic
                                                      Fund III, L.P.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b) [X]
-------------------------------------------------------------------------------

3.      SEC USE ONLY
-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS):     WC
-------------------------------------------------------------------------------

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E):  [   ]
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware
-------------------------------------------------------------------------------

NUMBER OF               7.      SOLE VOTING POWER:                0
SHARES                  -------------------------------------------------------
BENEFICIALLY            8.      SHARED VOTING POWER:              1,600,167
OWNED BY                -------------------------------------------------------
EACH                    9.      SOLE DISPOSITIVE POWER:           0
REPORTING               -------------------------------------------------------
PERSON WITH             10.     SHARED DISPOSITIVE POWER:         1,600,167
-------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        1,600,167
-------------------------------------------------------------------------------

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      33.3%
-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):    PN
-------------------------------------------------------------------------------

CUSIP No.  891546301

-------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS                    Camden Partners Strategic
                                                      Fund III-A, L.P.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b) [X]
-------------------------------------------------------------------------------

3.      SEC USE ONLY
-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS):  WC
-------------------------------------------------------------------------------

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E):  [   ]
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:   USA
-------------------------------------------------------------------------------

NUMBER OF               7.      SOLE VOTING POWER:                0
SHARES                  -------------------------------------------------------
BENEFICIALLY            8.      SHARED VOTING POWER:              66,500
OWNED BY                -------------------------------------------------------
EACH                    9.      SOLE DISPOSITIVE POWER:           0
REPORTING               -------------------------------------------------------
PERSON WITH             10.     SHARED DISPOSITIVE POWER:         66,500
-------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        66,500
-------------------------------------------------------------------------------

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      1.4%
-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):    PN
-------------------------------------------------------------------------------

CUSIP No.  891546301

-------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS                             Donald W. Hughes
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b) [X]
-------------------------------------------------------------------------------

3.      SEC USE ONLY
-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS):     AF
-------------------------------------------------------------------------------

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E):  [   ]
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:
-------------------------------------------------------------------------------

NUMBER OF               7.      SOLE VOTING POWER:                15,000
SHARES                  -------------------------------------------------------
BENEFICIALLY            8.      SHARED VOTING POWER:              2,292,336
OWNED BY                -------------------------------------------------------
EACH                    9.      SOLE DISPOSITIVE POWER:           15,000
REPORTING               -------------------------------------------------------
PERSON WITH             10.     SHARED DISPOSITIVE POWER:         2,292,336
-------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        2,307,336
-------------------------------------------------------------------------------

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      47.9%
-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):    IN
-------------------------------------------------------------------------------

CUSIP No.  891546301

-------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS                          Richard M. Johnston
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b) [X]
-------------------------------------------------------------------------------

3.      SEC USE ONLY
-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS):     AF
-------------------------------------------------------------------------------

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E):  [   ]
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:   USA
-------------------------------------------------------------------------------

NUMBER OF               7.      SOLE VOTING POWER:                0
SHARES                  -------------------------------------------------------
BENEFICIALLY            8.      SHARED VOTING POWER:              1,666,667
OWNED BY                -------------------------------------------------------
EACH                    9.      SOLE DISPOSITIVE POWER:           0
REPORTING               -------------------------------------------------------
PERSON WITH             10.     SHARED DISPOSITIVE POWER:         1,666,667
-------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        1,666,667
-------------------------------------------------------------------------------

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      34.8%
-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):    IN
-------------------------------------------------------------------------------

CUSIP No.  891546301

-------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS                           David L. Warnock
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (a)
        (b) [X]
-------------------------------------------------------------------------------

3.      SEC USE ONLY
-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS):     AF
-------------------------------------------------------------------------------

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E):  [   ]
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:   USA
-------------------------------------------------------------------------------

NUMBER OF               7.      SOLE VOTING POWER:                16,875
SHARES                  -------------------------------------------------------
BENEFICIALLY            8.      SHARED VOTING POWER:              2,292,336
OWNED BY                -------------------------------------------------------
EACH                    9.      SOLE DISPOSITIVE POWER:           16,875
REPORTING               -------------------------------------------------------
PERSON WITH             10.     SHARED DISPOSITIVE POWER:         2,292,336
-------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        2,309,241
-------------------------------------------------------------------------------

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      48.0%
-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):    IN
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

	This statement relates to Series A Convertible Preferred Stock, $0.0001 par value (the "Securities"), of Touchstone Applied Science Associates, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 4 Hardscrabble Heights, PO Box 382, Brewster, NY 10509-0382.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is being filed by Camden Partners Strategic III, LLC ("CPS III"), Camden Partners Strategic Manager, LLC ("CPSM"), Camden Partners Strategic Fund III, L.P. ("CPS Fund III"), Camden Partners Strategic Fund III-A, L.P. ("CPS Fund III-A"), and Messrs. Richard M. Berkeley, Donald W. Hughes, Richard M. Johnston, and David L. Warnock. CPS III is the general partner of each of CPS Fund III and CPS Fund III-A. CPSM is the managing member of CPS III. Messrs. Berkeley, Hughes, Johnston and Warnock are the managing members of CPSM. CPS III, CPSM, CPS Fund III, CPS Fund III-A and Messrs. Berkeley, Hughes, Johnston and Warnock are sometimes referred to herein collectively as the "Reporting Persons." CPS Fund III and CPS Fund III-A are direct beneficial owners of the Securities of the Issuer. CPS III may be deemed an indirect beneficial owner of Securities of the Issuer by virtue of it being the sole general partner of each of CPS Fund III and CPS Fund III-A, to the extent of its pecuniary interest in Securities of the Issuer beneficially owned by CPS Fund III and CPS Fund III-A. CPSM may be deemed an indirect beneficial owner of Securities of the Issuer by virtue of it being the managing member of CPS III, to the extent of its pecuniary interest in Securities of the Issuer beneficially owned by CPS Fund III and CPS Fund III-A. Messrs. Berkeley, Hughes, Johnston and Warnock may be deemed an indirect beneficial owner of Securities of the Issuer by virtue of their being the managing member of CPSM, to the extent of its pecuniary interest in Securities of the Issuer beneficially owned by CPS Fund III and CPS Fund III-A. The Securities of the Issuer beneficially owned by each of CPS Fund III and CPS Fund III-A are set forth in response to Item 5 of the Schedule 13D, which are incorporated by reference herein.

(b) The address of the principal business office of the Reporting Persons is Camden Partners Holdings, LLC, 500 Pratt
Street, Suite 1200, Baltimore, Maryland  21202.

(c) The principal businesses of CPS Fund III and CPS Fund III-A are to invest in businesses located primarily in the United
States. The principal business of CPS III is to act as general partner of each of CPS Fund III and CPS Fund III-A. The principal business of CPSM is to act as the managing member of CPS III. The principal business of each of Messrs. Berkeley, Hughes, Johnston and Warnock is to act as officers, directors, members, managing members, general partners or limited partners, as applicable, of corporations, partnerships or limited liability companies, as the case may be, some of which may be deemed to be affiliates of, or may provide management services to, CPS III, CPSM, CPS Fund III and CPS Fund III-A. Messrs. Berkley, Hughes, Johnston and Warnock are parties to written employment agreements with Camden Partners Holdings, LLC, a Delaware limited liability company ("Camden Holdings"), which provides management services to CPS III and affiliates of CPS III, CPSM, CPS Fund III and CPS Fund III-A and is an investment adviser registered under the Investment Advisor Act of 1940, as amended. The principal business office of Camden Holdings is 500 Pratt Street, Suite
1200, Baltimore, Maryland  21202.

(d)-(e) During the past five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CPS III is a Delaware limited liability company. CPSM is a Delaware limited liability company. Each of CPS Fund III and CPS
Fund III-A is a Delaware limited partnership.  Each of Messrs.
Berkeley, Hughes, Johnston and Warnock is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On May 31, 2006, CPS Fund III purchased 1,600,167 shares of the Securities for an aggregate purchase price of $7,200,751.50. The source of funds used for this purchase was cash held for investment by CPS Fund III. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting securities.

        On May 31, 2006, CPS Fund III-A purchased 66,500 shares of the Securities for an aggregate purchase price of $299,250. The source of funds used for this purchase was cash held for investment by CPS Fund III-A. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting securities.

ITEM 4. PURPOSE OF TRANSACTION

        CPS Fund III and CPS Fund III-A acquired the Securities currently held by each of them for investment purposes. The Securities that each of CPS Fund III and CPS Fund III-A have agreed to acquire pursuant to that certain Series A Convertible Preferred Stock Purchase Agreement, dated as of May 31, 2006, by and among the Issuer, Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. (the "Purchase Agreement") will also be acquired for investment purposes.

        Depending on market conditions, their continuing evaluation of the business and prospects of the Company and other factors, CPS III, as the sole general partner of each of CPS Fund III and CPS Fund III-A, CPSM and each of Messrs. Berkeley, Hughes,
Johnston and Warnock, may determine to dispose of or acquire additional securities of the Company. Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans (but each reserves the right to do so in the future), which relate to or would result in:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)     Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) CPS Fund III is the record owner of 1,600,167 shares of Securities (the " CPS Fund III Preferred Stock"), which is convertible, at the option of CPS Fund III at any time, into an equal number of shares of Common Stock as of the date hereof.
The CPS Fund III Preferred Stock may be convertible into a greater number of shares of Common Stock in the future, depending on the occurrence of certain events which are outlined in the Issuer's Certificate of Designations (the "Charter", attached hereto as Exhibit E).

        CPS Fund III-A is the record owner of 66,500 shares of Securities (the "CPS Fund III-A Preferred Stock"), which is convertible, at the option of CPS Fund III-A at any time, into an equal number of shares of Common Stock as of the date hereof.
The Preferred Stock may be convertible into a greater number of shares of Common Stock in the future, depending on the occurrence of certain events which are outlined in the Charter.

        Pursuant to the limited partnership agreement of CPS Fund III and the limited partnership agreement of CPS Fund III-A, each dated December 16, 2004, their partners agreed that any securities that are acquired by both CPS Fund III and CPS Fund III-A shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, CPS Fund III and CPS Fund III-A may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. CPS III, CSPM, and Messrs. Berkeley, Hughes, Johnston and Warnock each disclaim membership in the aforementioned group.

        Because of their relationship as affiliated entities, both CPS Fund III and CPS Fund III-A may be deemed to own beneficially the Securities held by the other. As the general partner of CPS Fund III and CPS Fund III-A, CPS III may be deemed to own beneficially the Securities held by CPS Fund III and CPS Fund III-A. As managing member of CPS III, CPSM, may be deemed to own beneficially the Securities held by CPS Fund III and CPS Fund III-A. As managing members of CPSM, each of Messrs. Berkeley, Hughes, Johnston and Warnock may be deemed to own beneficially the Securities held by CPS Fund III and CPS Fund III-A.

        Messrs. Hughes and Warnock are also "controlling persons" of each of Cahill, Warnock Strategic Partners Fund, L.P. and
Strategic Associates, L.P.  Cahill, Warnock Strategic Partners
Fund, L.P. holds 592,849 shares of Common Stock of the Issuer and Strategic Associates, L.P. holds 32,850 shares of Common Stock of the Issuer. The shares of Common Stock held by Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. are hereinafter referred to as the "Fund I Securities." In addition, Mr. Warnock holds options exercisable for 16,875 shares of Common Stock of the Issuer and Mr. Hughes holds options exercisable for 15,000 shares of Common Stock of the Issuer. Each of Mr. Warnock and Mr. Hughes is a director of the Issuer.

        CPS Fund III disclaims beneficial ownership of the Fund III-A Preferred Stock. CPS Fund III-A disclaims beneficial ownership of the CPS Fund III Preferred Stock. CPS III, CPSM and Messrs. Berkeley, Hughes, Johnston, and Warnock each disclaim beneficial ownership of the Securities, except to the extent of their pecuniary interest therein. Messrs. Hughes and Warnock each disclaim beneficial ownership of the Fund I Securities, except to the extent of their pecuniary interest therein.

        Each of the Reporting Persons (other than Messrs. Hughes and Warnock) may be deemed to own beneficially 34.8% of the Issuer's Common Stock, which percentage is calculated upon 2,913,738 shares of the Issuer's Common Stock disclosed as outstanding by the Issuer in the Purchase Agreement immediately prior to the issuances contemplated by the Purchase Agreement. Each of Messrs. Hughes and Warnock may be deemed to own beneficially
50.4% of the Issuer's Common Stock, which percentage is calculated upon 2,913,738 shares of the Issuer's Common Stock disclosed as outstanding by the Issuer in the Purchase Agreement immediately prior to the issuances contemplated by the Purchase Agreement.

        The percentages set forth in this Item 5 are based on the number of shares of outstanding common stock reported as disclosed by the Issuer in the Purchase Agreement. As of May 31, 2006, each of the Reporting Persons had power to vote or dispose of the shares of common stock of the Issuer as follows:


                 Shares                                                                        Shared
                 Beneficially                 Sole Voting   Shared Voting   Sole Dispositive   Dispositive
Stockholder      Owned          Percentage    Power         Power           Power              Power
----------------------------------------------------------------------------------------------------------
CPS III          1,666,667      34.8%         0             1,666,667       0                  1,666,667
----------------------------------------------------------------------------------------------------------
CPSM             1,666,667      34.8%         0             1,666,667       0                  1,666,667
----------------------------------------------------------------------------------------------------------
CPS Fund III     1,600,167(1)   33.3%         1,600,167     1,666,667       1,600,167          1,666,667
----------------------------------------------------------------------------------------------------------
CPS Fund
III-A            66,500(2)       1.4%         66,550        1,666,667       66,500             1,666,667
----------------------------------------------------------------------------------------------------------
Richard M.
Berkeley         1,666,667      34.8%         0             1,666,667       0                  1,666,667
----------------------------------------------------------------------------------------------------------
Donald W.
Hughes           2,307,366(3)   47.9%         15,000        2,292,366       15,000             2,292,366
----------------------------------------------------------------------------------------------------------
Richard M.
Johnston         1,666,667      34.8%         0             1,666,667       0                  1,666,667
----------------------------------------------------------------------------------------------------------
David L.
Warnock          2,309,241(4)   48.0%         16,875        2,292,366       16,875             2,292,366
----------------------------------------------------------------------------------------------------------

(1) Excludes 66,500 shares owned by Camden Partners Strategic Fund III-A, L.P., an affiliate of Camden Partners Strategic Fund III, L.P., but as to which it disclaims beneficial ownership, except to the extent of their pecuniary interest therein.
(2) Excludes 1,600,167 shares owned by Camden Partners Strategic Fund III, L.P., an affiliate of Camden Partners Strategic Fund III-A, L.P., but as to which it disclaims beneficial ownership, except to the extent of their pecuniary interest therein.
(3) Includes (i) 15,000 shares which Mr. Hughes has the right to acquire upon the exercise of options currently exercisable stock options or stock options which become exercisable within the next 60 days; (ii) 1,600,167 shares held by Camden Partners Strategic Fund III, L.P., (iii) 66,500 held by Camden Partners Strategic Fund III-A, L.P., (iv) 592,849 owned by Cahill, Warnock Strategic Partners Fund, L.P., and (v) 32,850 shares owned by Strategic Associates, L.P.
(4) Includes (i) 16,875 shares which Mr. Warnock has the right to acquire upon the exercise of options currently exercisable stock options or stock options which become exercisable within the next 60 days; (ii) 1,600,167 shares held by Camden Partners Strategic Fund III, L.P., (iii) 66,500 held by Camden Partners Strategic Fund III-A, L.P., (iv) 592,849 owned by Cahill, Warnock Strategic Partners Fund, L.P., and (v) 32,850 shares owned by Strategic Associates, L.P.


        (c) Except as set forth in the Purchase Agreement, none of the Reporting Persons has effected any transaction in the Issuer's capital stock during the last 60 days.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of any shares of Common Stock beneficially owned by any of the Reporting Persons.

        (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Pursuant to the limited partnership agreement of CPS Fund III and the limited partnership agreement of CPS Fund III-A, each dated December 16, 2004, their partners agreed that any securities that are acquired by both CPS Fund III and CPS Fund III-A shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments.

        Pursuant to the terms of the Purchase Agreement (attached hereto as Exhibit B), CPS Fund III purchased 1,600,167 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $7,200,751.50. Pursuant to the terms of the Purchase Agreement, CPS Fund III-A purchased 66,500 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $299,250.

        Pursuant to the terms of the Voting Agreement (attached hereto as Exhibit D), the Issuer agreed to fix the size of its board of directors at not less than seven directors and not more than ten and granted CPS Fund III and CPS Fund III-A the right to nominate, collectively, three directors to the board of directors of the Issuer. Pursuant to the terms of the Voting Agreement, Stockholders holding a majority of the voting power of the Issuer, including Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P., have agreed to vote in favor of the directors nominated by Camden.

        Pursuant to the terms of the Investor Rights Agreement (attached hereto as Exhibit C), the Issuer agreed that, in the event that the Issuer seeks to issue additional shares of capital stock or securities convertible into shares of capital stock to a third party, CPS Fund III and CPS Fund III-A will have rights of "first refusal" with respect to such shares of Common Stock. Pursuant to the terms of the Investor Rights Agreement, CPS Fund III and CPS Fund III-A are granted, subject to certain restrictions and limitations, certain demand and "piggyback" registration rights with respect to certain shares of Common Stock and certain shares of the Issuer's capital stock.

        Mr. Warnock holds options exercisable for 16,875 shares of Common Stock of the Issuer and Mr. Hughes holds options exercisable for 15,000 shares of Common Stock of the Issuer.
Each of Mr. Warnock and Mr. Hughes is a director of the Issuer.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following exhibits are filed herewith:

        A.      Joint Filing Agreement (filed herewith).

        B.      Series A Convertible Preferred Stock Purchase
                Agreement, dated as of May 31, 2006, by and among the Issuer, Camden Partners Strategic Fund III, L.P. and
                Camden Partners Strategic Fund III-A, L.P. (incorporated by reference to Current Report on Form 8-K, filed by Touchstone Applied Science Associates, Inc. on June 6, 2006).

        C. Investor Rights Agreement, dated as of May 31, 2006, by and among the Issuer, Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. (incorporated by reference to Current Report on Form 8-K, filed by Touchstone Applied Science Associates, Inc. on June 6, 2006).


        D. Voting Agreement, dated as of May, 31, 2006, by and among the Issuer, Camden Partners Strategic Fund III, L.P., Camden Partners Strategic Fund III-A, L.P., Cahill Warnock Strategic Partners Fund, L.P., Strategic, Associates, L.P., Andrew L. Simon, Linda G. Straley and Michael D. Beck (incorporated by reference to Current Report on Form 8-K, filed by Touchstone Applied Science Associates, Inc. on June 6, 2006).


        E.      Certificate of Designations of Series A Convertible
                Preferred Stock, filed with the Secretary of State of the State of Delaware on May 26, 2006 (incorporated by reference to Current Report on Form 8-K, filed by Touchstone Applied Science Associates, Inc. on June 6, 2006).

                                  SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2006



/s/  Donald W. Hughes, Attorney-in-Fact
---------------------------------------
Richard M. Berkeley, an Individual


CAMDEN PARTNERS STRATEGIC FUND III, L.P.
By:     Camden Partners Strategic III, LLC,
        its General Partner

By:     Camden Partners Strategic Manager, LLC,
        its Managing Member

By:     /s/  Donald W. Hughes
        ---------------------
Name:   Donald W. Hughes
Title:  Managing Member


CAMDEN PARTNERS STRATEGIC FUND III-A, L.P.
By:     Camden Partners Strategic III, LLC,
        its General Partner

By:     Camden Partners Strategic Manager, LLC,
        its Managing Member

By:     /s/  Donald W. Hughes
        ---------------------
Name:   Donald W. Hughes
Title:  Managing Member




CAMDEN PARTNERS STRATEGIC III, LLC
By:     Camden Partners Strategic Manager, LLC,
        its Managing Member

By:     /s/  Donald W. Hughes
        ---------------------
Name:   Donald W. Hughes
Title:  Managing Member


CAMDEN PARTNERS STRATEGIC MANAGER, LLC,


By:     /s/  Donald W. Hughes
        ---------------------
Name:   Donald W. Hughes
Title:  Managing Member




/s/  Donald W. Hughes
---------------------
Donald W. Hughes, an Individual



/s/  Donald W. Hughes, Attorney-in-Fact
---------------------------------------
Richard M. Johnston, an Individual



/s/  Donald W. Hughes, Attorney-in-Fact
---------------------------------------
David L. Warnock, an Individual

                             INDEX OF EXHIBITS
                             -----------------



Exhibit No.             Description
-----------             -----------

A.                      Joint Filing Agreement (filed herewith).

B. Series A Convertible Preferred Stock Purchase Agreement, dated as of May 31, 2006, by and among the Issuer, Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. (incorporated by reference to Current Report on Form 8-K, filed by Touchstone Applied Science Associates, Inc. on June 6, 2006).

C.                      Investor Rights Agreement, dated as of
                        May 31, 2006, by and among the Issuer,
                        Camden Partners Strategic Fund III, L.P.
                        and Camden Partners Strategic Fund III-A, L.P. (incorporated by reference to Current Report on Form 8-K, filed by Touchstone Applied Science Associates, Inc. on June 6, 2006).

D. Voting Agreement, dated as of May, 31, 2006, by and among the Issuer, Camden Partners Strategic Fund III, L.P., Camden Partners Strategic Fund III-A, L.P., Cahill Warnock Strategic Partners Fund, L.P., Strategic, Associates, L.P., Andrew L. Simon, Linda G. Straley and Michael D. Beck (incorporated by reference to Current Report on Form 8-K, filed by Touchstone Applied Science Associates, Inc. on June 6, 2006).

E.                      Certificate of Designations of Series A
                        Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 26, 2006 (incorporated by reference to Current Report on Form 8-K, filed by Touchstone Applied Science Associates, Inc. on June 6, 2006).